Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Penn Millers Holding Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-170599) on Form S-8 of Penn Millers Holding Corporation of our report dated March 28, 2011, with respect to the consolidated balance sheets of Penn Millers Holding Corporation and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended, which report appears in the December 31, 2010 annual report on Form 10-K of Penn Millers Holding Corporation.
/s/ KPMG LLP
Philadelphia, PA
March 28, 2011